JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

March 4, 2014

Mark Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

            Re: JPMorgan Trust I (the “Trust”)

            File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 307

Dear Mr. Cowan:

This letter is in response to the comments you provided to me on January 7, 2013 with respect to new Class R2, Class R5 and Class R6 Shares of the JPMorgan Mid Cap Equity Fund (the “Fund”). The Trust’s responses to your comments are set forth below. Except as noted below, we will incorporate the changes referenced below into a post-effective amendment filed under Rule 485(b) to the Trust’s registration statement.

1.	Comment: Please delete the footnote on the cover of the prospectus or revise it to make it clear that the new shares will be available to shareholders in connection with the merger of the JPMorgan Mid Cap Core Fund with the JPMorgan Mid Cap Equity Fund (the “Merger”).

Response:  We will revise the footnote to include a cross reference to the section of the prospectus that provides information on the entities that can continue to purchase shares of the Fund. These entities include shareholders of the JPMorgan Mid Cap Core Fund receiving Fund shares as a result of the Merger.

2.	Comment: Please delete the introductory paragraph between the Fund’s tickers and the Fund’s investment objective because it is not permitted under the “Risk/Return Summary” items in Form N-1A.

Response:  We respectfully decline to make this change because we believe it is important to include this information at the beginning of the stand-alone summary prospectus, and the information in the “Risk/Return Summary” of the statutory prospectus must contain the same information. If it is not included, when a prospective shareholder reviews the summary prospectus, they will not be informed about the limited offering until the last page, and we do not believe that is helpful to those prospective shareholders. We have gone back to the Trust’s prior post-effective amendments filed under Rule 485(a) of the Securities Act of 1933 containing similar language and in the only example (Post-Effective Amendment No. 92 to the Trust’s registration statement filed on 8/28/2009) we identified that included this language, we did not receive a similar comment to remove this language.

3.	Comment: Please move the additional narrative explaining Acquired Fund Fees and Expenses to a footnote to the fee table from the introduction to the fee table because the additional narrative is not permitted by Item 3.

Response:  We respectfully decline to make this change. We believe that this language explaining Acquired Fund Fees and Expenses is more helpful to shareholders in the introduction to the fee table and have seen several other fund complexes include it in a similar location.

4.	Comment: Please complete the rest of the fee table.

Response:  We will complete the fee table in the post-effective amendment under Rule 485(b) that we plan to make later this week.

5.	Comment: Please include a footnote to the “Average Annual Total Returns” table explaining that the Select Class shares are shown because the new classes do not yet have any performance.

Response:  Instead of adding a footnote to the “Average Annual Total Returns” table, we have revised the introduction to the bar chart and table to make it clearer that we are showing Select Class performance in the bar chart and in the table is because the other classes have not yet commenced operations. The revised paragraph will read as follows:

This section provides some indication of the risks of investing in the Fund. Because the Class R2, Class R5 and Class R6 Shares have not commenced operations as of the date of this prospectus, the bar chart shows how the performance of the Fund’s Select Class Shares, which are offered in a different prospectus, has varied from year to year for the past ten calendar years. The table also shows the average annual total returns over the past one year, five years and ten years of the Fund’s Select Class Shares. The table compares that performance to the Russell Midcap® Index and the Lipper Mid-Cap Core Funds Index, an index based on the total returns of certain mutual funds within mid cap funds category as determined by Lipper. Unlike the other index, the Lipper index includes the expenses of the mutual funds included in the index. Past performance (before and after taxes) is not necessarily an indication of how any class of the Fund will perform in the future. Updated performance information is available by visiting www.jpmorganfunds.com or by calling 1-800-480-4111.

6.	Comment: Please confirm supplementally that the “Additional Risks” disclosed beginning on page 6 are non-principal risks.

Response:  We hereby confirm that the “Additional Risks” disclosed beginning on page 6 are non-principal risks.

In connection with your review of the Post-Effective Amendments No. 307 filed by the Trust on November 26, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

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